Exhibit 99.1

Ref: II/CA/COM/20939/2016	June 22, 2016

The Company Secretary

Dr. Reddys Laboratories Limited

8-2-337, Road No. 3

Banjara Hills

Hyderabad - 500034

Sub: Buy-back (open market purchase)

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Bigshare Services Pvt. Limited, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below:

ISIN	ISIN Description	D/C	Records	Quantity	Execution Date
INE089A01023	DR. REDDY`S LABORATORIES LIMITED EQ FV RS 5/-	Debit	1	1,674,213.000	22/Jun/2016

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure

Vice President

Digitally Signed By

Name: AMBURE NITIN

Date: 22/06/2016 15:05:54

Reason: Authentication

Location: NSDL, Mumbai

4th Floor, ‘A’ Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013, India

Tel.: 91-92-2499 4200 | Fax: 91-22-2497 6351 | CIN-U74120MH2012PLC230380 | Email: info@nsdl.co.in | Web: www.nsdl.co.in